Nokia Corporation Remuneration Report 2022 Exhibit 99.3

Remuneration Report 2022

Introduction

This Remuneration Report (the Report) of Nokia Corporation (Nokia or Company) has been approved by the Company's Board of Directors to be presented to the Annual General Meeting 2023. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the members of the Board of Directors and the President and CEO for the financial year 2022 in accordance with the Finnish Decree of the Ministry of Finance 608/2019, the Finnish Corporate Governance Code of 2020 as well as other applicable Finnish laws and regulations.

The members of the Board of Directors and the President and CEO have been remunerated in accordance with our approved Remuneration Policy during the financial year 2022. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2022.

In 2022, our remuneration structure promoted the Company's long-term financial success by setting the performance criteria for short- and long-term incentives to support the Company's short- and long-term goals, as well as through shareholding requirements set for the President and CEO and the Board members. Aligned with Nokia's pay-for-performance remuneration principle, performance-based compensation was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value.

The table below compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and the Company performance.

Year	Aggregate remuneration of the Board of Directors (EUR)[1]	President and CEO actual remuneration (EUR)	Average Salaries and Wages (EUR)[3]	Net sales (EURm)	Total Shareholder Return (Rebased to 100 at 31 Dec 2017)[4]
2018	2 203 000	4 651 009	63 220	22 563	85.92
2019	2 219 000	3 897 625	61 980	23 315	57.48
2020	2 016 000	3 587 781[2]	65 787	21 852	54.95
2021	1 821 000	4 908 244	70 411	22 202	132.63
2022	2 280 000	4 316 606	74 100	24 911	119.31

(1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required.
(2) The President and CEO actual remuneration represents the combined total in 2020, when Pekka Lundmark replaced Rajeev Suri.
(3 Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company's financial statements.
(4) Total shareholder return on last trading day of the previous year.

We also present this data graphically:

Comparative data (rebased year end 2017 = 100)


150%
100%
50%
0
2017
2018
2019
2020
2021
2022
Remuneration of the Board of Directors
President and CEO actual remuneration
Average salaries and wages
Net sales
Total Shareholder Return

While the graph reflects the euro values paid during each financial year, in practice the Board members' remuneration closely aligns with the performance of the Company and the total shareholder return. Approximately 40% of the Board members' annual fees are paid in Nokia shares purchased from the market on their behalf. The rest of the annual fee was paid in cash, most of which is typically used to cover taxes arising from the remuneration. All members of the Board were non-executive during the financial years 2018–2022.

The pay-for-performance remuneration principle applied to the President and CEO as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the Company.

02

Remuneration of the Board of Directors

The shareholders resolve annually on director remuneration at the Annual General Meeting based on a proposal made by the Board of Directors on the recommendation of the Board's Corporate Governance and Nomination Committee.

At the Annual General Meeting held on 5 April 2022 Kari Stadigh stepped down from the Board and the Annual General Meeting resolved to elect 10 members to the Board. The following Board members were re-elected for a term ending at the close of the Annual General Meeting 2023: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling. Lisa Hook, Thomas Saueressig and Kai Öistämö were elected as new members of the Board for the same term.

The aggregate amount of compensation paid to Board members in 2022 equaled EUR 2 280 000 of which EUR 2 205 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2022, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board. The rest of the annual fee was paid in cash. All meeting fees were also paid in cash.

It is the Company's policy that the non-executive members of the Board do not participate in any of Nokia's equity programs and do not receive performance shares, restricted shares, or any other equity-based or other variable compensation for their duties as Board members. No such variable compensation was paid since all persons acting as Board members during the financial year 2022 were non-executive.

The following table outlines the total annual compensation paid in 2022 to the members of the Board for their services, as resolved by the shareholders at the Annual General Meeting.

	Annual fee (EUR)	Meeting fees (EUR)[1]	Total remuneration paid (EUR)	60% of annual fees and all meeting fees paid in cash (EUR)	40% of annual fees paid in shares (EUR)	Number of Shares approximately 40% of the annual fee
Sari Baldauf (Chair)	440 000	–	440 000	264 000	176 000	36 217
Søren Skou (Vice Chair)	210 000	9 000	219 000	135 000	84 000	17 285
Bruce Brown	210 000	17 000	227 000	143 000	84 000	17 285
Thomas Dannenfeldt	200 000	9 000	209 000	129 000	80 000	16 462
Lisa Hook	185 000	7 000	192 000	118 000	74 000	15 227
Jeanette Horan	195 000	–	195 000	117 000	78 000	16 050
Edward Kozel	205 000	12 000	217 000	135 000	82 000	16 874
Thomas Saueressig	180 000	7 000	187 000	115 000	72 000	14 816
Carla Smits-Nusteling	200 000	9 000	209 000	129 000	80 000	16 462
Kari Stadigh (until 5 April 2022)[2]	–	–	–	–	–	–
Kai Öistämö	180 000	5 000	185 000	113 000	72 000	14 816
Total	**2 205 000**	**75 000**	**2 280 000**	**1 398 000**	**882 000**	**181 494**

(1) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on 5 April 2022 and meeting fees accrued and paid in 2022 for the term that began at the same meeting.
(2) Stepped down at the Annual General Meeting on 5 April 2022 and did not receive any annual or meeting fees in 2022.

03

Remuneration of the President and CEO

The following table shows the actual remuneration received by Pekka Lundmark in 2022 and 2021. The long-term incentive figures relate to the release of restricted shares granted on joining in respect of forfeited shares from his previous employer.

EUR	2022	Pay mix[1]	2021	Pay mix[1]
Salary	1 300 000	31%	1 300 000	27%
Short-term incentive[2]	2 342 438	56%	2 975 781	61%
Long-term incentive	560 318	13%	596 732	12%
Other compensation[3]	113 850		35 731	
Total	**4 316 606**		**4 908 244**	

(1) Pay mix reflects the proportions of base salary, short-term incentive and long-term incentive of total compensation, excluding other compensation.
(2) Short-term incentives represent amounts earned in respect of the financial year, but that are paid in April of the following year.
(3) Other compensation includes benefits such as telephone, car, driver, tax compliance support, and medical insurance.

Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2022, payments to the Finnish state pension system equaled EUR 475 384 for Pekka Lundmark in respect of his service as President and CEO (EUR 314 457 for Pekka Lundmark in 2021). No supplementary pension arrangements were offered.

Short-term incentive

The 2022 short-term incentive framework for the President and CEO was based on financial, strategic and ESG objectives. Achievement against the 2022 targets was as follows:

Metric	Weight	Target	Achievement
Comparable Operating Profit[1]	70%	2 885 EURm	156%
Diversity	5%	Diversity of new hires	60%
Emissions Scopes 1,2 and 3	5%	293 955 tCO_2e (Scopes 1 and 2) Balanced scorecard (Scope 3)	151%
Strategic Objectives[2]	20%	Individual objectives	122%

(1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to "Alternative performance measures" section.
(2) The outcome is driven by growth in Enterprise sales and projects that are important to Nokia's future.

Accordingly, the short-term incentive of Pekka Lundmark as the President and CEO equaled EUR 2 342 438 or 144% of the target award.

Long-term incentives

In 2022, Pekka Lundmark was awarded the following Performance share awards under Nokia's Long-term Incentive Plan 2021–2023. The performance condition for the 2022 Performance shares is based on absolute total shareholder return and the actual achievement will be detailed following the end of the three-year performance period.

Performance share awards[1]	Units awarded	Grant date fair value (EUR)	Grant date	Vesting
Awarded as regular performance share award	543 900	2 409 477	6 July 2022	Q3 2025

(1) The 2022 Performance shares have a three-year performance period based on absolute total shareholder return. The maximum payout is 200% subject to maximum performance against the performance criterion. Vesting is subject to continued employment.

Vesting for the President and CEO during the year

The second tranche of Pekka Lundmark's 2020 restricted share award, made to him on joining in recognition of forfeited awards from his previous employer, vested on 1 October 2022, releasing 117 467 shares to the value of EUR 560 318.

Share awards vesting during the year	Units awarded	Target	Achievement	Units vesting
2020 Restricted Share Award Tranche 2	117 467	N/A	N/A	117 467

04

Share ownership and unvested share awards

Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Pekka Lundmark significantly exceeds this requirement with a holding of more than four times base salary, well within the five-year allotted period.

Pekka Lundmark's unvested shares include his 2020 and 2021 eLTI awards, the last tranche of his buy-out Restricted share award as well as any Performance share grants made to him since joining Nokia. The payout of his 2020 eLTI and Performance shares will not be known until later in 2023.

The eLTI is a selective arrangement offered to senior leaders in 2021 and to the president and CEO in 2020. In return for the purchase and continued holding of Nokia shares, a 2:1 match of Nokia Performance shares was made which vest after three years subject to absolute total shareholder return and continued employment. The maximum payout is 200% subject to maximum performance against the performance criterion.

Pekka Lundmark	Units	Value[1] (EUR)
Beneficially owned shares as of 31 December 2022	1 289 304	5 578 818
Unvested shares under outstanding Nokia equity plans[2]	4 455 440	19 278 689
Total	**5 744 744**	**24 857 507**

(1) The values are based on the closing price of a Nokia share of EUR 4.327 on Nasdaq Helsinki on 30 December 2022.
(2) The number of units represents the number of unvested awards as of 31 December 2022.

President and CEO's termination provisions are as follows:

Termination by	Reason	Notice	Compensation
Nokia	Cause	None	The President and CEO is entitled to no additional compensation and all unvested equity awards would be forfeited after termination.
Nokia	Reasons other than cause	Up to 12 months	The President and CEO is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits, and target incentive) and unvested equity awards would be forfeited after termination.
President and CEO	Any reason	12 months	The President and CEO may terminate his service agreement at any time with 12 months' prior notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia's discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination.
President and CEO	Nokia's material breach of the service agreement	Up to 12 months	In the event that the President and CEO terminates his service agreement based on a final arbitration award demonstrating Nokia's material breach of the service agreement, he is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination.

The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

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